Exhibit (a)(5)(U)

Contacts:

For Accredited Home Lenders Holding Co.:

Rick Howe

(858) 676-2148

For Lone Star Funds:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

FOR IMMEDIATE RELEASE

ACCREDITED AND LONE STAR ANNOUNCE AMENDED MERGER AGREEMENT

Includes $11.75 per share tender price, minimal conditions to closing beyond tender of majority of shares, and resolution of Delaware lawsuit

SAN DIEGO and DALLAS, Sept. 18, 2007 — Accredited Home Lenders Holding Co. (NASDAQ: LEND) (“Accredited” or “Company”), a nationwide mortgage company specializing in non-prime residential mortgage loans, and Lone Star Fund V (U.S.) L.P., through its affiliate Lone Star U.S. Acquisitions, LLC (“Lone Star”), today announced that they have amended their June 4, 2007 merger agreement to settle the pending lawsuit between the companies and reduce the price at which Lone Star agrees to acquire all of the common stock of the Company to $11.75 per share.

The acquisition remains structured as an all-cash tender offer for all outstanding shares of Accredited common stock to be followed by a merger in which each remaining untendered share of Accredited will be converted into the same $11.75 cash per share price paid in the tender offer. The outstanding 9.75% Series A Perpetual Cumulative Preferred Shares, par value $1.00 per share, of Accredited Mortgage Loan REIT Trust (NYSE: AHH.PrA) will remain outstanding.

Lone Star has deposited approximately $295 million with The Bank of New York Mellon, as escrow agent, to fund payment of the amended tender offer price for all outstanding shares of the Company’s common stock. The funds are distributable to Computershare Trust Company, N.A., the depositary for the tender offer, upon Accredited’s delivery to the escrow agent of certifications regarding satisfaction of the closing conditions.

The amended merger agreement eliminates most of the original merger agreement’s conditions to closing the amended tender offer. The primary remaining conditions to closing are the valid tender without withdrawal of more than 50% of Accredited’s outstanding shares (the “Minimum Condition”) and the absence of any injunction or similar order preventing the closing.

Lone Star’s obligation to close the amended tender offer is not subject to any conditions related to the accuracy of representations or warranties made by Accredited, to the absence of a material adverse change, or to the compliance by Accredited with negative covenants, other than limited negative covenants specifically identified in the amended merger agreement.

The amended tender offer will be extended so that the scheduled expiration date will be 12:00 midnight, New York City time, on the tenth business day following the date on which Accredited files an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the basis for the Board of Directors’ recommendation of the amended merger agreement (the “14D-9/A”) with the Securities and Exchange Commission (“SEC”). Lone Star will generally have the right to terminate the amended merger agreement if the Minimum Condition has not been satisfied at any scheduled expiration date after the 20th business day following the date of filing of Accredited’s 14D-9/A.

In addition, Lone Star has agreed to provide to Accredited financing of $49 million, approximately $34 million of which will be applied to extinguish outstanding debt from one of the Company’s creditors, leaving approximately $15 million of additional liquidity for the Company.

Accredited and Lone Star have agreed to an immediate stay of the lawsuit filed by the Company in the Delaware Chancery Court. The lawsuit will be dismissed with prejudice immediately upon the payment for shares pursuant to the amended tender offer or the termination of the merger agreement in accordance with its terms. The dismissal with prejudice can occur even if the Minimum Condition is not satisfied, so long as Lone Star does not materially breach any of its obligations under the amended merger agreement.

James A. Konrath, chairman and chief executive officer of Accredited, said, “This new agreement fairly settles our dispute and will expedite the completion of the merger with Lone Star. We will now turn to the business of rebuilding Accredited for a brighter future with Lone Star.”

Accredited’s Board of Directors has unanimously approved the amended merger agreement and unanimously recommends that holders of Accredited’s common shares tender their shares. The basis for the Board of Directors’ recommendation will be set forth in Accredited’s 14D-9A filed with the SEC.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

Accredited has been represented in the transaction by its legal counsel, Dewey Ballantine LLP and Morris, Nichols, Arsht & Tunnell LLP. Milestone Advisors, LLC rendered an opinion to Accredited’s Board of Directors regarding the fairness, from a financial point of view, of the consideration to be received by Accredited’s stockholders pursuant to the amended tender offer and the merger. Lone Star is represented in the transaction by its financial advisor Piper Jaffray & Co., and its legal counsel, Sullivan & Cromwell LLP.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase Accredited’s common shares, nor is it an offer or solicitation of an offer to sell any securities. The amended offer will be made solely by means of the amended offer to purchase to be filed with the SEC and disseminated to holders of Accredited’s common shares.

About Accredited Home Lenders Holding Co.

Accredited Home Lenders Holding Co. is a non-prime mortgage company operating throughout the U.S. and in Canada. Accredited is in the business of originating, financing, securitizing, servicing, and selling non-prime mortgage loans secured by residential real estate. Founded in 1990, the company is headquartered in San Diego. Additional information may be found at www.accredhome.com.

About Accredited Mortgage Loan REIT Trust

Accredited Mortgage Loan REIT Trust, a subsidiary of Accredited Home Lenders Holding Co., is a Maryland real estate investment trust formed in May 2004 for the purpose of acquiring, holding and managing real estate assets.

About Lone Star Funds

Lone Star is a leading U.S. private equity firm. Since 1995, the principals of Lone Star have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate related assets and select corporate opportunities. Additional information may be found at www.lonestarfunds.com.

Forward Looking Statements

Certain matters discussed in this news release, including without limitation completion of the amended tender offer and merger and any expected benefits of the merger, constitute forward-looking statements within the meaning of the federal securities laws. Completion of the amended tender offer and merger is subject to satisfaction of a minimum tender condition, and there can be no assurance this condition can be satisfied or that the transactions described in this press release will be completed. In addition, actual results and the timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors, including but not limited to, the risk factors and other disclosures contained in Accredited Home Lenders Holding Co.’s annual report on Form 10-K for the period ended December 31, 2006, its quarterly report on Form 10-Q for the first quarter ended March 31, 2007, and the other disclosures contained in documents filed by the Company with the SEC. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Additional Information

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the amended tender offer statement and the amended solicitation/recommendation statement regarding the amended tender offer described in this press release when they become available because they will contain important information. The amended tender offer statement will be filed by Lone Star with the SEC, and the amended solicitation/recommendation statement will be filed by Accredited with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.